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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )*


                               eXcelon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    300691102
               --------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 9 pages

CUSIP No. 300691102

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Capital Partners III, L.P.
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X

--------------------------------------------------------------------------------
   3.   SEC Use Only

--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        Insight Capital Partners III, L.P. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
 Number of               5.   Sole Voting Power
                              2,432,164
  Shares
                         -------------------------------------------------------
Beneficially             6.   Shared Voting Power
                              3,460,981
 Owned by
                         -------------------------------------------------------
   Each                  7.   Sole Dispositive Power
                              2,432,164
 Reporting
                         -------------------------------------------------------
  Person                 8.   Shared Dispositive Power
                              3,460,981
   With:
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person
        3,460,981

--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)
        6.09%

--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
        PN

--------------------------------------------------------------------------------


                               Page 2 of 9 pages

CUSIP No. 300691102

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Capital III(Co-Investors),L.P.
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b)  X
--------------------------------------------------------------------------------
   3.   SEC Use Only

--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        Insight Capital Partners III(Co-Investors), L.P. is organized under the laws of the State of Delaware.
--------------------------------------------------------------------------------
 Number of               5.   Sole Voting Power
                              426,326
  Shares
                         -------------------------------------------------------
Beneficially             6.   Shared Voting Power
                              3,460,981
 Owned by
                         -------------------------------------------------------
   Each                  7.   Sole Dispositive Power
                              426,326
 Reporting
                         -------------------------------------------------------
  Person                 8.   Shared Dispositive Power
                              3,460,981
   With:
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person
        3,460,981

--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)
        6.09%

--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
        PN

--------------------------------------------------------------------------------


                               Page 3 of 9 pages

CUSIP No. 300691102

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Capital Partners (Cayman)III, L.P.
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b)   X
--------------------------------------------------------------------------------
   3.   SEC Use Only


--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        Insight Capital Partners (Cayman)III, L.P. is organized under the laws of the Cayman Islands
--------------------------------------------------------------------------------
 Number of               5.   Sole Voting Power
                              60,491
  Shares
                         -------------------------------------------------------
Beneficially             6.   Shared Voting Power
                              3,460,981
 Owned by
                         -------------------------------------------------------
   Each                  7.   Sole Dispositive Power
                              602,491
 Reporting
                         -------------------------------------------------------
  Person                 8.   Shared Dispositive Power
                              3,460,981
   With:
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person
        3,460,981

--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)
        6.09%

--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
        PN

--------------------------------------------------------------------------------


                               Page 4 of 9 pages

CUSIP No. 300691102

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Venture Management, Inc.
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b)   X
--------------------------------------------------------------------------------
   3.   SEC Use Only

--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        Insight Venture Management, Inc. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
 Number of               5.   Sole Voting Power
                              31,292
  Shares
                         -------------------------------------------------------
Beneficially             6.   Shared Voting Power
                              0
 Owned by
                         -------------------------------------------------------
   Each                  7.   Sole Dispositive Power
                              31,292
 Reporting
                         -------------------------------------------------------
  Person                 8.   Shared Dispositive Power
                              0
   With:
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        31,292
--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)
        0.06%

--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
        CO

--------------------------------------------------------------------------------


                               Page 5 of 9 pages

CUSIP No. 300691102


Item 1.

(a)      Name of Issuer:

         eXcelon Corporation

(b)      Address of Issuer's Principal Executives Offices

         25 Mall Road, Burlington Massachusetts 01803


Item 2.

(a)      Name of Person Filing:

         Insight Capital Partners III, L.P.
         Insight Capital Partners III (Co-Investors), L.P.
         Insight Capital Partners (Cayman) III, L.P.
         Insight Venture Management, Inc.

         See additional information contained in Exhibit 2(a) attached hereto and incorporated herein by reference

(b)      Address of Principal Business Office, or if none, Residence:

         680 Fifth Avenue, 9th Floor, New York, NY 10019

(c)      Citizenship:

         Delaware

(d)      Title and Class of Securities (of Issuer):

         Common Stock

(e)      CUSIP Number

         300691102


Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or sections 240.13d-2(b) or (c), check whether the person filing is a:

         N/A


Item 4.  Ownership

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1.

(a)        Amount Beneficially Owned:

           Insight Capital Partners
           III, L.P.:                      3,460,981   (as of December 31, 2001)
           Insight Capital Partners
           III (Co-Investors), L.P:        3,460,981   (as of December 31, 2001)
           Insight Capital Partners
           (Cayman) III, L.P.:             3,460,981   (as of December 31, 2001)
           Insight Venture Management,        31,292   (as of December 31, 2001)
           Inc.:

(b)        Percentage of Class:

           Insight Capital Partners III,
           L.P.:                                6.09%  (as of December 31, 2001)
           Insight Capital Partners III
           (Co-Investors), L.P:                 6.09%  (as of December 31, 2001)
           Insight Capital Partners
           (Cayman) III, L.P.:                  6.09%  (as of December 31, 2001)
           Insight Venture Management,
           Inc.:                                0.06%  (as of December 31, 2001)


                               Page 6 of 9 pages

CUSIP No. 300691102


(c)        Number of shares as to which such person has:

               Sole power to vote or to direct the vote:

      (i)      Insight Capital Partners III, L.P:                      2,432,164
               Insight Capital Partners III (Co-Investors), L.P:         426,326
               Insight Capital Partners (Cayman) III, L.P.:              602,491
               Insight Venture Management, Inc.:                          31,292

               Shared power to vote or to direct the vote:

      (ii)     Insight Capital Partners III, L.P:                      3,460,981
               Insight Capital Partners III (Co-Investors), L.P:       3,460,981
               Insight Capital Partners (Cayman) III, L.P.:            3,460,981
               Insight Venture Management, Inc.:                               0

               Sole power to dispose or to direct the disposition of

      (iii)    Insight Capital Partners III, L.P:                      2,432,164
               Insight Capital Partners III (Co-Investors), L.P:         426,326
               Insight Capital Partners (Cayman) III, L.P.:              602,491
               Insight Venture Management, Inc.:                          31,292

               Shared power to dispose or to direct the disposition of:

      (iv)     Insight Capital Partners III, L.P:                      3,460,981
               Insight Capital Partners III (Co-Investors), L.P:       3,460,981

               Insight Capital Partners (Cayman) III, L.P.:            3,460,981
               Insight Venture Management, Inc.:                               0



Item 5.    Ownership of Five Percent or Less of a Class

           N/A

Item 6.    Ownership of More than Five Percent of Behalf of Another Person.

           N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           N/A


Item 8.    Identification and Classification of Members of the Group.

           N/A


Item 9.    Notice of Dissolution of Group

           N/A


Item 10.   Certification

           N/A


                               Page 7 of 9 pages

CUSIP No. 300691102


                                  SIGNATURE

      After a reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   INSIGHT CAPITAL PARTNERS III, L.P.

                                   By: Insight Venturec Associates III, LLC,
                                       its General Partner

                                   By:  /s/ Jeff Horing
                                       --------------------------------------
                                       Name:  Jeff Horing
                                       Title: Managing Member

                                       Date:  February 14, 2002


                                   INSIGHT CAPITAL PARTNERS III
                                   (CO-INVESTORS), L.P.

                                   By: Insight Venture Associates III, LLC,
                                       its General Partner

                                   By: /s/ Jeff Horing
                                       --------------------------------------
                                       Name:  Jeff Horing
                                       Title: Managing Member

                                       Date:  February 14, 2002


                                   INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.

                                   By: Insight Venture
                                       Associates III, LLC, its
                                       General Partner

                                   By: /s/ Jeff Horing
                                       --------------------------------------
                                       Name:  Jeff Horing
                                       Title: Managing Member

                                       Date:  February 14, 2002


                                   INSIGHT VENTURE MANAGEMENT, INC.

                                   By: /s/ Jeff Horing
                                       --------------------------------------
                                       Name:  Jeff Horing
                                       Title: President

                                       Date:  February 14, 2002


                               Page 8 of 9 pages

                                  EXHIBIT 2(a)


Item 2. Identity and Background.

            This statement is being filed by Insight Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners"), Insight Capital Partners III (Co-Investors), L.P., a Delaware limited partnership ("Co-Investor Partners"), Insight Capital Partners (Cayman) III, L.P., a Cayman Islands partnership ("Cayman Partners", and together with Capital Partners and Co-Investor Partners "Insight III", or the "Reporting Persons"), and Insight Venture Management, Inc., a Delaware corporation ("Venture Management"). The executive office of Insight III and Venture Management is 680 Fifth Avenue, New York, NY, 9th Floor 10019. Each of Insight III and Venture Management is engaged in the venture capital business. Moreover, each of Insight III and Venture Management disclaims membership in a group.

            Insight Venture Associates III, LLC, a Delaware limited liability company ("Venture Associates") is the sole general partner of Insight III, and has its executive office at the same address as Insight III. The principal business of Venture Associates is serving as the general partner to Insight III and as such may be deemed to be the beneficial owner of all shares held by Insight III. Venture Associates disclaims beneficial ownership of any shares owned by Insight III, except to the extent of its pecuniary interest therein, if any.

            The Managing Members of Venture Associates are William Doyle, Deven Parekh, Jeff Horing, Peter Sobiloff and Jerry Murdock (the "Managing Members"), and as such may be deemed to be the beneficial owners of all the shares held by Insight III. Each of the Managing Members disclaims beneficial ownership of any shares of Common Stock owned by Insight III, except to the extent of his pecuniary interest therein, if any. Jeff Horing and Jerry Murdock are the designated members of Venture Associates (the "Designated Members") and the ultimate controlling persons of Venture Associates, and as such may be deemed to be the beneficial owners of all the shares of Common Stock held by Insight III. Each of the Designated Members disclaims beneficial ownership of any shares of Common Stock owned by Insight III, except to the extent of his pecuniary interest therein, if any.

            Each of the Managing Members and Designated Members is a citizen of the United States of America and each of their principal occupations is being a Managing Member or Designated Member of Venture Associates.

            The officers and directors of Venture Management are Jeff Horing, President and Director and Jerry Murdock, Vice President and Director, each of whom are also the sole stockholders of Venture Management, and as such may be deemed to be the beneficial owners of all shares of Common Stock held by Venture Management. Each of Messrs. Horing and Murdock disclaim beneficial ownership of any shares of Common Stock owned by Venture Management, except to the extent of his pecuniary interest therein, if any.

            Each of Messrs. Horing and Murdock are citizens of the United States of America and the principal occupation of each is being an officer and director of Venture Management.


                               Page 9 of 9 pages